China Southern Airlines Company Limited

Terms of Reference of Nomination Committee

Chapter 1 General Provisions

Article 1	In order to standardize the nomination and appointment of the Directors and Senior management of China Southern Airlines Company Limited (“the Company”), optimize the composition of the board of directors of the Company ("the Board") and improve the corporate governance structure, the Company established the Nomination Committee and formulated the Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, the “Code of for Corporate Governance for Listed Companies in China” and the relevant provisions of “The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited” and the “Articles of Association of China Southern Airlines Company Limited” (the “Articles of Association”).

Article 2	The Nomination Committee is a specialized working organization established by the Board which shall be mainly responsible for discussing and making recommendations on the candidates, selection criteria and procedures for the proposed appointment of the Directors, President and senior management and shall hold responsibilities for the Board. The Company shall provide the Nomination Committee sufficient resources to perform its duties. When necessary, the Nomination Committee shall seek independent professional advice at the expense of the Company, to perform its responsibilities.

Chapter 2 Composition

Article 3	The Nomination Committee shall comprise three Directors, two of which shall be independent Directors.

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Article 4	Members of the Nomination Committee shall be nominated by the chairman of the Board, more than half of the independent Directors or one-third of all Directors and shall be elected by the Board.

Article 5	The Nomination Committee shall have a chairman, who shall be an independent Director elected from the member of the committee or the chairman of the Board and shall be responsible for presiding over the work of the committee. The chairman shall be elected from the members of the committee the Board for approval.

Article 6	The term of office of members of the Nomination Committee shall be in line with the term of office of the Board and the members may be re-elected upon the expiry of the current term of office. During the term, any member of the committee ceases to hold office as a Director, shall automatically lose the qualification as a member of the committee and the replacement shall be appointed by the committee in accordance with election procedures stated in the Terms of Reference.

Chapter 3 Terms of Reference

Article 7	The major terms of reference of the Nomination Committee are:

(1) to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on the size and composition of the Board according to business activities, assets scale and equity structure of the Company; as well as make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(2) to research and make recommendations to the Board on the selection criteria and procedure of directors and senior management;

(3) to extensively look for individuals suitably qualified to be Board members and management; and select and nominate the individuals to be Directors and senior management;

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(4) to review and make recommendations to the Board on the candidates of Directors and senior management;

(5) to review and make recommendations on the other senior management who are required to be submitted to the Board for consideration and approval;

(6) to assess the independence of independent Directors;

(7) to make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the President of the Company; and

(8) any other matters delegated by the Board.

Article 8	The Nomination Committee shall hold responsibilities to the Board and its proposals are to be submitted to the Board for consideration and approval; the controlling shareholders of the Company shall fully respect the recommendations of the Nomination Committee and no alternative candidates for Directors or senior management could be proposed unless .with sufficient reason or reliable evidence.

Chapter 4 Decision-making Procedure

Article 9	In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and senior management with reference to the Company’s actual situation. Any resolutions made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly.

Article 10	The selection procedures of Directors and senior management:

(1) the Nomination Committee shall actively communicate with the relevant departments of the Company to research on the demand of the Company for new Directors and senior management and report the same in writing;

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(2) the Nomination Committee may extensively look for the candidates of Directors and senior management within the Company and its controlled (associated) companies as well as in the market ;

(3) to obtain information regarding the occupation, academic qualification, job title, detailed working experience and all the part-time positions of the initially proposed candidates and to report the same in writing;

(4) to seek the nominees’ acceptance on nomination, otherwise he or she shall not be put on the list of candidates of Directors and senior management ;

(5) to convene meetings of the Nomination Committee and to inspect the qualification of initially proposed candidates according to the job qualifications of Directors and senior management ;

(6) to make recommendations and submit relevant materials about the candidates of Directors and senior management to the Board one to two months prior to the election of new Directors and the appointment of new senior management ; and

(7) to conduct other follow-up work according to the decision and feedbacks of the Board.

Chapter 5 Rules of Procedure

Article 11	The Nomination Committee shall hold at least one meeting each year and the meeting shall be presided over by the chairman of the committee. In the event that the chairman of the Nomination Committee is unable to attend the meeting, another independent Director shall be designated to preside over the meeting. The chairman of the Nomination Committee is entitled to convene an extraordinary meeting. Notice shall be given to all members 7 days prior to the meeting in writing or by the way of facsimile, electronic mail and telephone, etc.

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Article 12	The meeting of the Nomination Committee shall not be held unless over two-thirds of members attend the meeting. Each member shall have one vote and the resolutions made by the meeting must be approved by a majority of all members; which may be submitted to the Board.

Article 13	Voting shall be conducted by show of hands or by way of poll. The extraordinary meeting may be held by way of voting by correspondence.

Article 14	The Directors, supervisors and senior management may be invited by the Nomination Committee to attend its meetings as non-voting delegates when necessary.

Article 15	The Nomination Committee, if necessary, may appoint intermediate institutions to provide independent professional advice for its decision-making at the expense of the Company.

Article 16	The convening procedure, voting method of the meeting of the Nomination Committee as well as the resolutions passed at such meetings shall comply with the relevant laws, regulations, Articles of Association and the Terms of Reference.

Article 17	The meeting of the Nomination Committee shall be recorded in the form minutes. The members of the committee attending the meeting shall sign the minutes. The minutes shall be kept by the Company Secretary for a period of ten (10) years.

Article 18	Resolutions passed by and voting results of the meeting of the Nomination Committee shall be reported to the Board in writing.

Article 19	All members of the committee attending the meeting shall have the obligation for keeping the discussed matters confidential and shall not make any unauthorized disclosure.

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Chapter 6 Supplementary Provisions

Article 20	The Terms of Reference shall come into force since the date of the Board's approval by resolution.

Article 21	For the matters which are not covered by the Terms of Reference, they shall be executed in accordance with the relevant laws and regulations of the State and the Articles of Association. In the event that the Rules are in conflicts with the laws and regulations promulgated by the State or the Articles of Association amended through valid procedure, the relevant laws and regulations of the State and the Articles of Association shall prevail, and the Terms of Reference shall be revised immediately and the revision shall be reported to the Board for consideration and approval.

Article 22	The right to interpret the Terms of Reference shall reside with the Board.

Note: The Terms of Reference was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

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